FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Corporation

PolyMet Mining Corp. (the “Company”)
1003 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Tel: 604-669-4701

2. Date of Material Change

October 14, 2008

3. News Release

On October 10, 2008, the Company issued a news release disseminated through the facilities of Marketwire and SEDAR. A copy of such news release is attached as Appendix A.

4. Summary of Material Change

The Company received the consent of more than two-thirds of the 8,020,000 warrants issued as part of its April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of the Company’s common stock at US$3.00 per share at any time until 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor, and

  4,010,000 warrants, each warrant entitling the holder to purchase one share of the Company’s common stock at US$5.00 if exercised the NorthMet project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. The Company can accelerate the expiration of the warrants if the Company’s volume- weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at the time.

5. Full Description of Material Change

See news release attached hereto as Appendix A.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7. Omitted Information

Not Applicable.

8. Executive Officer

Douglas Newby, Chief Financial Officer
Telephone: (646) 879-5970

9. Date of Report

October 14, 2008

APPENDIX A

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, AMEX: PLM

NEWS RELEASE	2008-14

POLYMET WARRANT EXCHANGE ACCEPTED

Hoyt Lakes, Minnesota, October 10, 2008 - PolyMet Mining Corp. (TSX: POM; NYSE Alternext US: PLM) (“PolyMet” or the “Company”) has received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of its April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at the time.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.